

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 26, 2009

Via U.S. Mail and Fax (914.993.1293)
Mr. Joseph Ciavarella
Chief Financial Officer
AboveNet, Inc.
360 Hamilton Avenue
White Plains, NY 10601

> **RE:** **AboveNet, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009**
> **File No. 000-23269**

Dear Mr. Ciavarella:

  We have reviewed your supplemental response letter dated October 8, 2009 as well as the above referenced filings and have the following comments. As noted in our comment letter dated September 25, 2009, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Revenue Recognition, page 44

1. We note your response to comment two from our prior comment letter dated September 25, 2009. We believe that installation fees should be amortized over

the estimated term of the customer relationship as opposed to the related contract term. Please revise your policy to comply.

Note 9: Discontinued Operations and Dispositions, page 53

2.   We note your response to comment five from our prior comment letter dated September 25, 2009. Please tell us why you believe it was appropriate to recognize a gain on the reversal of your currency translation adjustment. Include reference to authoritative literature used as guidance.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter, via EDGAR, with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director